UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         SunCom Wireless Holdings, Inc.
                      (formerly, Triton PCS Holdings, Inc.)
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                   86722Q 10 8

                                 (CUSIP Number)

                                 David D. Clark
                         SunCom Wireless Holdings, Inc.
                                1100 Cassatt Road
                    Berwyn, Pennsylvania 19312 (610) 651-5900

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   May 4, 2005

             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

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1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Michael E. Kalogris
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) ____
                                                                      (b) ____
             Not Applicable
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3            SEC USE ONLY

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4            SOURCE OF FUNDS (See Instructions)

             PF
------------ -----------------------------------------------------------------
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5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) OR 2(e)

             Not Applicable                                  _________________
------------ -----------------------------------------------------------------
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6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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

                                7       SOLE VOTING POWER

                                        3,459,339 (*)(**)
                                        --------------------------------------
                                        --------------------------------------

    NUMBER OF                   8       SHARED VOTING POWER
     SHARES
  BENEFICIALLY                          - 0 -
    OWNED BY                            --------------------------------------
      EACH                              --------------------------------------
   REPORTING
    PERSON                      9       SOLE DISPOSITIVE POWER
     WITH
                                        3,396,162 *
                                        --------------------------------------
                                        --------------------------------------

                                10      SHARED DISPOSITIVE POWER

                                        63,177 **
------------------------------------------------------------------------------
------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,459,339
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

             Not Applicable                                   ________________
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.6%***
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)

             IN
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------


*     Includes 682,500 shares that are subject to forfeiture.

** Includes 63,177 shares held under an amended and restated common stock trust agreement for management employees and independent directors, of which Mr. Kalogris is trustee. Mr. Kalogris disclaims beneficial ownership of the shares held by the trust.

*** Based on the 61,901,546 shares of Class A Common Stock outstanding as of April 29, 2005, as stated on the facing page of the Form 10-Q of SunCom Wireless Holdings, Inc. for the fiscal quarter ended March 31, 2005.


Item 1.      Security and Issuer.

     Michael E. Kalogris hereby files this Amendment No. 2 to Schedule 13D (this "Amendment") to amend the Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on May 28, 2004), as amended by Amendment No. 1 to
Schedule 13D (filed with the Commission on August 9, 2004) (the original filing on Schedule 13D, together with Amendment Nos. 1 and 2 to Schedule 13D are collectively referred to herein as the "Schedule 13D"). The Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of SunCom Wireless Holdings, Inc. (the "Issuer"). On May 4, 2005, the Issuer changed its corporate name from Triton PCS Holdings, Inc. to SunCom Wireless Holdings, Inc. The Issuer's principal offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312. Except as modified herein, the Schedule 13D is unmodified.

Item 2.      Identity and Background.

         (a)      Michael E. Kalogris

         (b)      Business address:
                  c/o SunCom Wireless Management Company, Inc.
                  1100 Cassatt Road
                  Berwyn, Pennsylvania 19312

         (c) Mr. Kalogris is presently the Chairman of the Board of Directors and the Chief Executive Officer of SunCom Wireless Holdings, Inc. located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312.

         (d) Mr. Kalogris has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Kalogris has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws upon the finding of any violation with respect to such laws.

         (f)      Mr. Kalogris is a citizen of the United States of America.


Item 3.      Source and Amount of Funds or Other Consideration.

     Mr. Kalogris  acquired his shares of Common Stock through a combination of:
(i) purchases of shares in connection with the founding, formation and initial funding of the Issuer and its subsidiaries; (ii) limited open market purchases following the Issuer's initial public offering; (iii) the Issuer's Employee Stock Purchase Plan; and (iv) awards of restricted stock.
Mr. Kalogris used personal funds to purchase the shares of Common Stock described in clauses (i), (ii) and (iii).


Item 4.      Purpose of Transaction.

    Mr. Kalogris has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Mr. Kalogris reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on a national securities exchange or causing the Common Stock to become eligible for termination of registration, under
Section 12(g) of the Exchange Act.


Item 5.      Interest in Securities of the Issuer.

    The aggregate number of shares of the Issuer's Common Stock beneficially owned by Mr. Kalogris is 3,459,339, which represents 5.6% of the issued and outstanding shares of the Issuer's Common Stock as of April 29, 2005. Mr. Kalogris has the power to vote 3,459,339 shares of the Issuer's Common Stock and the power to dispose of 3,396,162 shares of the Issuer's Common Stock. He may be deemed to share dispositive power with respect to 63,177 shares of the Issuer's Common Stock held in trust, but he disclaims beneficial ownership of all such shares. More specifically, as trustee, Mr. Kalogris has sole voting power with respect to the shares held by the trust. However, disposition of shares from the trust is accomplished by the Issuer delivering a distribution schedule to Mr. Kalogris, in his capacity as trustee, setting forth the recipients of shares held by the trust and the number of shares to be distributed from the trust in respect of each recipient. Mr. Kalogris, as Chairman of the Board and Chief Executive Officer of the Issuer, may be deemed to share dispositive power to the extent of his participation in determining the trust's distribution schedule.

    On May 25, 2005, the Compensation Committee of the Issuer's Board of Directors approved an award of 227,500 shares of Common Stock to Mr. Kalogris under the Issuer's Amended and Restated Stock and Incentive Plan, which shares vest ratably over three years and are subject to forfeiture under an employment agreement.

    No person other than Mr. Kalogris has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by Mr. Kalogris.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The disclosure under this Item 6 in the Schedule 13D is hereby incorporated by this reference and amended by adding the following paragraphs to the end of such disclosure.

    On July 7, 2004, the Issuer entered into a definitive agreement with Cingular Wireless LLC, AT&T Wireless Services, Inc. and AT&T Wireless PCS LLC (the "Holdings Agreement") pursuant to which AT&T Wireless Services agreed to surrender to the Issuer all of the Issuer's stock owned by AT&T Wireless Services, including 786,252.64 shares of the Issuer's Series A Preferred Stock and 543,683.47 shares of the Issuer's Series D Preferred Stock (collectively, the "AT&T Owned Stock") upon and subject to the consummation of the acquisition of AT&T Wireless Services by Cingular Wireless and subject to the satisfaction of certain other closing conditions. On October 26, 2004, Cingular Wireless consummated its acquisition of AT&T Wireless Services, and AT&T Wireless Services surrendered to the Issuer all of the AT&T Owned Stock.

    Upon the surrender of the AT&T Owned Stock, the Issuer's First Amended and Restated Stockholders' Agreement, as amended, terminated. Separately, the Investors Stockholders' Agreement, dated as of February 4, 1998, as amended, by and among the Issuer's initial cash equity investors and certain of its management stockholders, including Mr. Kalogris, terminated pursuant to its terms upon termination of the First Amended and Restated Stockholders' Agreement, as amended.

    The   Holdings   Agreement,   the  First   Amended  and  Restated
Stockholders' Agreement, as amended, including all amendments thereto, and the Investors Stockholders' Agreement, dated as of February 4, 1998, as amended, including all amendments thereto, were each filed as exhibits to Amendment No. 1 to Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  July 6, 2005                         By: /s/Michael E. Kalogris
---------------                            -----------------------------------
     Date                                  Michael E. Kalogris